943946

02020542

12-31-01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ended December 31, 2001.

Plaintree Systems Inc.
(Translation of registrant's name into English)

2081 Merivale Road, Suite 1300, Nepean, Ontario, K2G 1G9, Telephone (613) 274-7979
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAINTREE SYSTEMS INC.

Date: February 27, 2001

Per: ______________________________
Dino Chiumera,
Chief Financial Officer

PLAINTREE

3rd Quarter Report
December 31, 2001

NEWS RELEASE

Plaintree Systems Reports 3rd Quarter Results

Ottawa, Ontario, February 26, 2002 – Plaintree Systems Inc. (Plaintree, TSE: LAN; OTC BB: LANPF), a developer and manufacturer of Free Space Optical (FSO) communications products, today reported results for the third quarter of fiscal 2002.

Consolidated revenue for the third quarter ended December 31, 2001 was $223,176 compared to $218,731 for the second quarter of this fiscal year. The net loss for the third quarter was $1,287,305 or $0.02 per share compared to $1,288,426 or $0.02 per share for the previous quarter. For more information on these results, please refer to Plaintree's Third Quarter financial statements together with the related Management's Discussion and Analysis, located at www.sedar.com.

"Plaintree has continued to hold the line on expenses as we go through this evaluation period for our WaveBridge links, " said David Watson, Plaintree's President and CEO. "We have reduced them further during the fourth quarter of fiscal 2002, with a 30% temporary reduction in employees time. As we stated in our press release of January 25, 2002 we also expect to see the results of the evaluations of our WaveBridge FSO system with orders beginning in March 2002. We also have working capital of $4.2M, with over $1M worth of WaveBridge links to fulfill our immediate needs.

"The most recent successful evaluation was from another international telco which has approved Plaintree's WaveBridge units for use on their network," continued Mr. Watson. "Getting approval can be a time-consuming process as the standards that telcos and carriers set are very high, so the evaluation periods for a new technology like FSO tend to be lengthy. We are very pleased that Plaintree meets those standards as evidenced by this successful evaluation. This particular customer will now begin a comprehensive analysis of its network and cellular facilities to determine the number of links required. We expect Plaintree to make great strides this calendar year. "

About Plaintree Systems

Ottawa-based, Plaintree Systems Inc. (www.plaintree.com), founded in 1988, develops and manufactures the WAVEBRIDGE series of Free Space Optical wireless links using Class 1, eye-safe LED (Light Emitting Diode) technology providing high-speed network connections for ISPs, traditional telcos, GSM or cellular operators, airports and campus networks. Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment.

Plaintree is publicly traded in Canada on The Toronto Stock Exchange (Symbol: LAN) and in the U.S. on the OTC BB (LANPF), with 90,221,634 shares outstanding.

PLAINTREE SYSTEMS INC.
Consolidated Balance Sheets

(in Canadian dollars)

	December 31,2001 (unaudited)	March 31, 2001 (audited)
Current assets		
Cash	**$914,682**	$1,771,973
Short-term investments	**27,238**	1,953,216
Accounts receivable	**157,320**	384,672
Investment tax credits receivable	**170,000**	90,000
Current portion of loans receivable	**12,353**	26,585
Due from related parties	**53,148**	441,119
Inventories	**3,411,638**	2,517,792
Prepaid expenses	**57,497**	197,795
	4,803,876	7,383,152
Loans receivable	**3,016**	8,244
Capital assets, net	**634,096**	717,341
Intangible assets, net	**835,355**	1,113,806
Deferred development costs, net	**-**	114,717
	$6,276,343	$9,337,260
Current liabilities		
Accounts payable and accrued liabilities	**$544,488**	$474,302
Obligations under BIA proposal	**-**	280,183
Deferred revenue	**73,234**	66,089
Current portion of obligations under capital leases	**-**	7,710
	617,722	828,284
Shareholders' equity		
Share capital		
Series I, preferred shares (nil outstanding)	**-**	-
Series II, preferred shares (nil outstanding)	**-**	-
Common shares (86,059,869 outstanding; March 31, 2001 - 86,059,869)	**96,189,610**	96,189,610
Special units (3,235,294 outstanding; March 31, 2001 - nil)	**1,100,000**	-
Deficit	**(91,183,914)**	(87,233,559)
Accumulated foreign currency translation adjustment	**(447,075)**	(447,075)
	5,658,621	8,508,976
	$6,276,343	**$9,337,260**

PLAINTREE SYSTEMS INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(in Canadian dollars)

	Three Months ended December 31 2001	Three Months ended December 31 2000	Nine Months ended December 31 2001	Nine Months ended December 31 2000
Product revenue	**$148,176**	$269,636	**$834,878**	$818,358
Management service revenue	**75,000**	225,000	**225,000**	675,000
	223,176	494,636	**1,059,878**	1,493,358
Product costs	**60,886**	196,783	**463,459**	598,754
Management service costs	**21,835**	70,431	**65,285**	209,439
	82,721	267,214	**528,744**	808,193
Gross margin	**140,455**	227,422	**531,134**	685,165
Operating expenses				
Sales and marketing	**691,465**	678,530	**2,241,863**	1,472,431
Finance and administration	**186,891**	104,338	**585,095**	552,510
Research and development	**555,468**	357,797	**1,601,491**	751,175
	1,433,824	1,140,665	**4,428,449**	2,776,116
Loss from operations	**(1,293,369)**	(913,243)	**(3,897,315)**	(2,090,951)
Interest income (expense)	**4,971**	112,024	**66,352**	357,521
Other income (expense)	**1,093**	(11,647)	**(119,392)**	127,052
Net loss	**(1,287,305)**	(812,866)	**(3,950,355)**	(1,606,378)
Deficit, beginning of period	**(89,896,609)**	(83,519,805)	**(87,233,559)**	(82,726,293)
Deficit, end of period	**$(91,183,914)**	$(84,332,671)	**$(91,183,914)**	$(84,332,671)
Basic and fully diluted earnings per share	**$(0.02)**	$(0.01)	**$(0.05)**	$(0.02)
Weighted average number of shares	**86,059,869**	85,955,521	**86,059,869**	80,555,498

PLAINTREE SYSTEMS INC.
Consolidated Statements of Cash Flows
(Unaudited)

(in Canadian dollars)

	Three Months ended December 31 2001	Three Months ended December 31 2000	Nine Months ended December 31 2001	Nine Months ended December 31 2000
Operating				
Net loss	**$(1,287,305)**	$(812,866)	**$(3,950,355)**	$(1,606,378)
Item not affecting cash:				
Amortization	**162,841**	141,535	**592,374**	390,977
	(1,124,464)	(671,331)	**(3,357,981)**	(1,215,401)
Changes in non-cash working capital items				
Accounts receivable	**50,874**	(3,090)	**227,352**	874,495
Investment tax credits receivable	**(30,000)**	-	**(80,000)**	-
Due from related parties	**326,888**	(117,357)	**387,971**	(420,940)
Inventory	**(213,084)**	(890,048)	**(893,846)**	(1,976,129)
Prepaid expenses	**78,434**	(240,450)	**140,298**	(230,079)
Accounts payable and accrued liabilities	**(195,149)**	161,230	**70,186**	(100,672)
Obligations under BIA proposal	**-**	-	**(280,183)**	(566,031)
Deferred revenue	**38,088**	-	**7,145**	-
	(1,068,413)	(1,761,046)	**(3,779,058)**	(3,634,757)
Investing				
Purchases of capital assets	**(2,339)**	(258,328)	**(115,961)**	(382,632)
Decrease (increase) in loans to related parties	**6,601**	1,555	**19,460**	(16,410)
(Acquisition of) proceeds from short-term investments	**(173)**	-	**1,925,978**	-
Capitalized development costs	**-**	-	**-**	(196,657)
	4,089	(256,773)	**1,829,477**	(595,699)
Financing				
Receipt of cash related to special units	**1,100,000**	-	**1,100,000**	-
Proceeds from common shares issued	**-**	415,385	**-**	415,385
Payment of capital lease obligations	**(6,748)**	(445)	**(7,710)**	(8,374)
	1,093,252	414,940	**1,092,290**	407,011
Increase (decrease) in cash	**28,928**	(1,602,879)	**(857,291)**	(3,823,445)
Cash, beginning of period	**885,754**	7,788,399	**1,771,973**	10,008,965
Cash, end of period	**$914,682**	$6,185,520	**$914,682**	$6,185,520

PLAINTREE SYSTEMS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Unaudited)

1. BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles except that these interim consolidated financial statements do not provide full note disclosure. These interim consolidated financial statements are based upon accounting principles consistent with those used in the annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the fiscal 2001 Annual Report.

2. SHARE CAPITAL

Pursuant to a subscription agreement dated, December 19, 2001, the Company completed a private placement financing with Targa Group Inc. (Targa) of 3,911,765 units of the Company at a subscription price of $0.34 per Unit for aggregate gross proceeds of $1,330,000. This financing was completed in two separate tranches on December 28, 2001 and January 8, 2002 for gross proceeds of $1,100,000 and $230,000 respectively.

Each Unit is comprised of one Common Share and one Warrant. Each warrant entitles the holder to acquire one Common Share at an exercise price of $0.51 per Common Share up to January 8, 2005. The financing was completed without the use of an agent and the Company has not undertaken to qualify any of the securities being offered pursuant to the financing.

Targa is the Company's principal shareholder and currently owns approximately 39% of the Company's outstanding shares.

3. COMMITMENTS AND CONTINGENCIES

On September 18, 2001, the Company signed a Letter of Intent to acquire the assets of LaserWireless Inc. (LaserWireless). LaserWireless develops Free Space Optical communications systems using laser technology that provides network connectivity speeds from 2 Mbps (megabits per second) up to 155 Mbps. As well, LaserWireless is completing the design of an OC12 product (622 Mbps).

Pursuant to the binding Letter of Intent, the purchase price for the LaserWireless assets is U.S. $2,300,000 payable by the issuance of 7,500,000 common shares out of the treasury of the Company, subject to an adjustment of up to an additional 1,000,000 common shares depending on the price per share of the Company's common shares on the U.S. OTC Bulletin Board on December 31, 2001. As part of the transaction, the Company has agreed to assume certain liabilities of LaserWireless, not to exceed U.S. $200,000.

The completion of the acquisition is subject to the satisfaction of certain conditions, including the regulatory approval of the Toronto Stock Exchange and the raising of new capital of at least U.S. $2,000,000 to be used for the business operations of the Company. As of the date of these consolidated financial statements, the proposed closing date to satisfy the terms and conditions of the Letter of Intent has expired. However, the Company is continuing their negotiations with LaserWireless and neither LaserWireless nor the Company has exercised their right to terminate the Letter of Intent.

3. ACCOUNTING ESTIMATES

For the period ended December 31, 2001 there have been no material changes in estimates of amounts reported in prior interim periods or of amounts related to prior fiscal years.

4. SEASONALITY

The Company's operations are not subject to significant seasonality or cyclicality.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The section of "Management's Discussion and Analysis" contains, in accordance with applicable Canadian securities laws and policies, certain forward-looking information about the Company's business and affairs. Such forward-looking information is subject to significant risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements. Readers should carefully review the risks concerning the business of the Company and the industries in which it operates generally described in the documents filed from time to time with SEC and Canadian securities regulatory authorities.

The following is Management's Discussion and Analysis of the interim financial condition and results of operations of the Company for the three and nine-month period ended December 31, 2001 and 2000. The following should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for March 31, 2001, contained in the Company's Annual Report, as well as the Consolidated Financial Statements and notes thereto for the year ended March 31, 2001. Historical results of operation, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars unless otherwise stated.

Results of Operations

A meaningful analysis of the financial results for the third quarter of fiscal 2002 must take into account the strategic decision to wind down the switching products business and focus primarily on the growing demand for the Company's WAVEBRIDGE free space optical communications products. As well, the Company began to re-build and re-structure all areas of the organization in the latter part of the first quarter of fiscal 2001. With this in mind, the following is a comparison of the Company's operations for the third quarter and year to date periods ended December 31, 2001 to the third quarter and year to date periods ended December 31, 2000.

Revenues

Including management service revenue, consolidated revenue for the third quarter and nine months ended December 31, 2001 were $223,176 and $1,059,878 compared to $494,636 and $1,493,358 for comparable periods of the preceding year.

Product revenue for the third quarter and nine months ended December 31, 2001 were $148,176 and $834,878 compared to $269,636 and $818,358 for comparable periods of the preceding year. During the third quarter, the Company continued to experience product modifications and extended testing periods from product evaluations of the WAVEBRIDGE (WB) 500 series held by our VARs (Value Added Resellers) and VAIs (Value Added Integrators). This resulted in lower product revenues in the third quarter and an increase in the sales cycle, which is often subject to delays for approval of program sales with our VARs and VAIs. We expect that with these product modifications complete, the sales cycle should be shortened as we progress and complete the evaluation phases of the WB product line domestically and internationally.

As previously reported, management service fees, consisting of payments for consulting provided to related companies of Targa Group Inc. (Plaintree's largest shareholder), have declined as the Targa Group of companies are relying mostly on their internal management teams that they have strengthened over the past year. Accordingly, management service revenue for the third quarter and nine months ended December 31, 2001 were $75,000 and $225,000 compared to $225,000 and $675,000 for comparable periods of the preceding year.

Gross Margin

Gross margin from product revenue for the third quarter and nine months ended December 31, 2001 were $87,290 (58.9%) and $371,419 (44.5%) compared to $72,853 (27.0%) and $219,604 (26.8%) for comparable periods of the preceding year. The increase was a result of the change in the Company's product mix as there was an increase in product service revenue as well as an increase in sales of the higher margin WB optical wireless product line.

Sales and Marketing

Sales and marketing expenses for the third quarter and nine months ended December 31, 2001 were $691,465 and $2,241,863 compared to $678,530 and $1,472,431 for comparable periods of the preceding year. The increase in year on year comparison was due to sales and marketing initiatives and additional personnel costs associated with implementing these initiatives in order to increase market awareness of the Company as an optical wireless company.

Finance and Administration

Finance and administration expenses for the third quarter and nine months ended December 31, 2001 were $186,891 and $585,095 compared to $104,338 and $552,510 for comparable periods of the preceding year. The increase in quarter over quarter comparison was attributable to an increase in professional fees and allowance for doubtful accounts.

Research and Development

Research and development expenditures for the third quarter and nine months ended December 31, 2001 were $555,468 and $1,601,491 compared to $357,797 and $751,175 for comparable periods of the preceding year. The increase in expenditures was related to the Company's development program for the WAVEBRIDGE series of optical wireless products.

Interest and Other income (expense)

The company recorded other income (expense) and interest income, for the third quarter and nine months ended December 31, 2001 of $6,064 and ($53,040) compared to $100,377 and $484,573 for comparable periods of the preceding year. The decrease is primarily due to a reduction in cash and short-term investment balances and an increase in the foreign exchange loss. A gain on settlement of claims and debts of the unsecured creditors of the Company pursuant to the BIA proposal was also recorded in the second quarter of the preceding year.

Net loss

The net loss for the third quarter and nine months ended December 31, 2001 were $1,287,305 or $0.02 per share and $3,950,355 or $0.05 per share compared to $812,866 or $0.01 per share and $1,606,378 or $0.02 per share for comparable periods of the preceding year.

The loss in the third quarter and nine months ended December 31, 2001 is primarily due to the increase in the sales cycle resulting from product modifications and extended testing periods from product evaluations of the WAVEBRIDGE product line. The Company has made substantial investments in the development and launching of the WAVEBRIDGE family, having recently released the 600 Series to meet the demand for 100/155 Mbps communications links. With the release of the 600 Series, joining the 300 and 500 Series, the Company estimates that it can now meet approximately 80 percent of the range of the market's needs for free space optical (FSO) systems.

Liquidity and Capital Resources

As at December 31, 2001, the Company had no long-term debt and working capital of $4.2 million, which includes inventories of $3.4 million and cash and short-term investments of $941,920.

The Company has steadily increased its inventories over the 2002 fiscal year primarily due to an increase in work in process and finished goods and an increase in raw materials for production to meet the forecast demand related to the WAVEBRIDGE series of products.

Pursuant to a subscription agreement dated, December 19, 2001, the Company completed a private placement financing with Targa Group Inc. (Targa) of 3,911,765 units of the Company at a subscription price of $0.34 per Unit for aggregate gross proceeds of $1,330,000. This financing was completed in two separate tranches on December 28, 2001 and January 8, 2002 for gross proceeds of $1,100,000 and $230,000 respectively. Each Unit is comprised of one Common Share and one Warrant. Each warrant entitles the holder to acquire one Common Share at an exercise price of $0.51 per Common Share up to January 8, 2005. The financing was completed without the use of an agent and the Company has not undertaken to qualify any of the securities being offered pursuant to the financing. Targa is the Company's principal shareholder and currently owns approximately 39% of the Company's outstanding shares.

Cash provided by financing activities was $1,093,252 for the third quarter of fiscal 2002 compared to $414,940 in the same period of last year. As outlined above, the Company completed a private placement financing and raised funds of $1,100,000 in the current quarter. During the third quarter of the prior year, the Company received net proceeds of $415,385 resulting from the exercise of agent compensation warrants.

Cash flow used in operating activities was $1,068,413 for the third quarter of fiscal 2002 compared to $1,761,046 in the same quarter of the prior year. The decrease in use of cash was primarily due to a decrease in inventory purchases as well as an increase in receipts on amounts due from related parties.

Cash inflow from investing activities totalled $4,089 for the third quarter of fiscal 2002 compared to a cash outflow of $256,773 in the same quarter of the prior year. The decrease in use of cash was mainly due to a reduction in capital asset purchases of $255,989.

Despite the recent financing, the Company may require an infusion of additional capital in order to develop its business. The source, timing and costs of such infusion are uncertain, and there is no certainty that the Company will be successful in raising additional working capital, either through the sale of debt or equity securities, or through commercial banking lines of credit. The Company currently has no banking lines of credit.

During the third quarter, the Company continued to experience product modifications and extended testing periods for the WAVEBRIDGE products that are ongoing around the world. As a result of these longer than anticipated evaluation periods and lengthier sales cycle, shortly following the third quarter the Company took measures to reduce its monthly expenses by approximately $125,000 per month pending expected orders. These cost reductions will be achieved primarily through a temporary 30 percent reduction in employees' hours.

The Company believes that the cost reductions noted above as well as future investments and certain sales-related efforts will provide sufficient cash flow for it to continue in its present form. The Company's requirements will also depend substantially on the timing and volume of orders. There can be no assurances that the Company will achieve such results and that financings can be completed on favourable terms.

Notwithstanding the requirement for additional financing, management believes that the growing acceptance of and demand for the WAVEBRIDGE family of products supports Plaintree's confident outlook that the Company will continue to increase revenues, improve financial results, and create value for its shareholders in future quarters. The Company's pipeline of activity and expected purchase orders is steadily building. We expect sales of the 500 series will increase and that orders for the 600 series will also be building throughout the remainder of the current fiscal year and into the new fiscal year.